                                       6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934




FOR DECEMBER 11, 2001




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 DRAXIS HEALTH INC.





                                                 By: /s/ Douglas M. Parker
                                                    -----------------------
                                                 General Counsel &
                                                 Secretary





         DATED: DECEMBER 11, 2001

                                  [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
DECEMBER 11, 2001

           DRAXIS COMMENCES PRODUCTION IN NEW LYOPHILIZATION FACILITY
                                      - - -
FDA APPROVES MANUFACTURING TRANSFER OF FIRST LYOPHILIZED (FREEZE-DRIED) PRODUCT

MISSISSAUGA, ONTARIO, DECEMBER 11, 2001 - DRAXIS Health Inc.'s (TSE: DAX;
NASDAQ: DRAX), radiopharmaceutical subsidiary, DRAXIMAGE Inc., has received U.S. Food and Drug Administration (FDA) approval to transfer production of DTPA (Diethylene Triamine Pentaacetic Acid; Tc99m Pentetate Injection) to the Company's own lyophilization production facility. DTPA, a diagnostic agent widely used in hospitals for kidney, brain and lung scans, is one of four DRAXIMAGE lyophilized medical imaging products. DRAXIMAGE is the sole North American supplier of DTPA kits and the only company marketing a kit indicated for lung ventilation studies, the primary clinical application for DTPA.

         The manufacturing site change is effective immediately and shipments of DRAXIS produced DTPA are scheduled to begin within weeks to Nuclear Medicine departments in the United States and Canada. This approval eliminates the need for DRAXIMAGE to outsource DTPA. Applications have also been filed with the FDA to transfer production of the three other DRAXIMAGE medical imaging kits to the DRAXIS lyophilization facility.

         "This first site-transfer approval signals the start of revenue-generating production in our lyophilization operation," said Dr. Martin Barkin, President and CEO of DRAXIS Health. "It also means that we can satisfy pent-up demand for DTPA, particularly in the important U.S. market. DRAXIS will benefit in the long term from substantially improved gross margins on its lyophilized products as a result of in-house manufacturing and productivity improvements once site transfers for all the DRAXIMAGE imaging products are in place."

         DTPA, which is labelled at the site of use with radioactive Technetium (Tc 99m), is used to perform kidney and brain imaging, to assess renal perfusion and to estimate glomerular filtration rate. DTPA can also be administered by inhalation, following nubulization to a radio-aerosol, to perform lung ventilation studies as an aid in assessing pulmonary embolic or obstructive airway disease. Nuclear Medicine imaging is a safe, non-invasive and cost-effective medical specialty that provides valuable information to physicians about the structure and the biological functioning of target organs, unlike other techniques such as X-ray, MRI and CAT scans. In the U.S., it is estimated that over 14 million Nuclear Medicine procedures are conducted yearly and that one in three hospital stays involve at least one such procedure.

About DRAXIMAGE Inc.

         DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging products and therapeutic radiopharmaceuticals internationally. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), a next-generation brachytherapy implant for prostate cancer. DRAXIMAGE has several products in late-stage development, including:
FIBRIMAGE(R) for imaging deep vein thrombosis currently in Phase III, AMISCAN(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

About DRAXIS Health Inc.

         DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE Inc.), contract pharmaceutical manufacturing (DRAXIS Pharma Inc.) and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).

         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                               FOR UNITED STATES:
Jerry Ormiston                            Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                        The Investor Relations Group
Phone: 877-441-1984                       Phone:  212-825-3210
Fax:   905-677-5494                       Fax:    212-825-3229